SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33537

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 28, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on July 23, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BlackRock Preferred Partners LLC [File No. 811-22550]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 6, 2019, applicant made a final liquidating distribution to its shareholders based on net asset value. Expenses of $4,000 incurred in connection with the liquidation were paid by applicant. Applicant also has retained $92,815 in an illiquid security and holdback receivable for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on June 14, 2019.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Dividend Builder Portfolio [File No. 811-08014]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 8, 2018, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on March 19, 2019, and amended on June 12, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Growth Portfolio [File No. 811-21121]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 11, 2018, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on March 19, 2019, and amended on June 12, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Large-Cap Value Portfolio [File No. 811-08548]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 15, 2018, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on March 19, 2019, and amended on June 12, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Nuveen Build America Bond Opportunity Fund [File No. 811-22425]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Taxable Municipal Income Fund, and on December 6, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $839,358 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on May 14, 2019.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Templeton Global Opportunities Trust [File No. 811-05914]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Templeton Growth Fund, Inc., and on August 24, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $300,440.58 incurred in connection with the reorganization were paid by the applicant and its investment adviser, and the acquiring fund and its investment adviser.

Filing Dates: The application was filed on April 11, 2019, and amended on June 11, 2019.

Applicant's Address: 300 South East 2nd Street, Fort Lauderdale, Florida 33301.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Deputy Secretary